Exhibit 99.4
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management discussion and analysis, which we refer to as the “MD&A”, of the financial condition and results of operations of Chicago Alternative Health Center Holdings, LLC and Affiliate (the “Company”) is for the years ended December 31, 2020 and 2019. It is supplemental to, and should be read in conjunction with, the combined financial statements for the years ended December 31, 2020 and 2019, and the accompanying notes thereto (the “Annual Financial Statements”). The Annual Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as “GAAP”.
The following discussion should be read in conjunction with, and is qualified in its entirety by, the Annual Financial Statements and the accompanying notes thereto. In addition to historical information, the discussion in this section contains forward-looking statements and forward-looking information (collectively, forward-looking information”) that involve risks and uncertainties. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans,” “expects,” “does not expect,” “proposed,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” “does not anticipate,” “believes,” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events, or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; operating and development costs; competition; changes in legislation or regulations affecting the Company; the timing and availability of external financing on acceptable terms; favorable production levels and outputs; the stability of pricing of cannabis products; the level of demand for cannabis product; the availability of third-party service providers and other inputs for the Company’s operations; and lack of qualified, skilled labor or loss of key individuals. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, including those set forth under the “Risk Factors” section and elsewhere in this Prospectus, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.
Financial information presented in this MD&A is presented in thousands of United States dollars (“$”), unless otherwise indicated. We round amounts in this MD&A to the thousands and calculate all percentages and per-share data from the underlying whole-dollar amounts. Thus, certain amounts may not foot, crossfoot, or recalculate based on reported numbers due to rounding. Unless otherwise indicated, all references to years are to our fiscal year, which ends on December 31.
This MD&A was prepared by management of the Company and is dated and presented as of March 26, 2021.
Business Overview
We were founded in 2016 and operate in one U.S. geographic market. As of March 26, 2021, we employ approximately 30 people. We currently have one open and operating retail location.

Results of Operations
Year Ended December 31, 2020 Compared to 2020

	2020	2019
Revenues, Net of Discounts	$11,163,773	$4,062,438
Cost of Goods Sold	7,380,092	2,478,293
Gross Profit	3,783,681	1,584,145
Operating Expenses:
Selling, General and Administrative Expenses	961,905	1,006,830
Income from Operations Before Income Taxes	2,821,776	577,315
Provision for Income Taxes	81,379	—
Net Income	$2,740,397	$577,315
Revenue
Revenue for the year ended December 31, 2020 was $11,163,773, compared to $4,062,438 in 2019, primarily driven by growth in our retail business and the legalization of adult use cannabis in Illinois in 2020.
Cost of Goods Sold
Cost of goods sold for the year ended December 31, 2020 was $7,380,092, compared to $2,478,293 in 2019.
Gross Profit
Gross profit for the year ended December 31, 2020 was $3,783,681, representing a gross margin of 34%, compared to 39% in 2019. Gross margin during 2020 reflects strong performance in our retail location.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 was $961,905, compared to $1,006,830 in 2019.
Compensation Expense
Compensation expense for the year ended December 31, 2020 was $406,674, compared to $428,163 in 2019, primarily driven by the hiring of personnel to support the expansion of operations during 2020.
Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2020 was $48,727, compared to $30,264 in 2019.
Interest Expense
Interest expense for the year ended December 31, 2020 was $160,288, compared to $4,362 in 2019. The increase of $155,926 was due to an increase in the principal amount of Company debt outstanding during 2020.
Income Tax Expense
Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted at year-end. For the year ended December 31, 2020, income tax expense totaled $81,379.

Since the Company operates in the cannabis industry, it is subject to the limitations of Section 280E of the Code, which prohibits businesses engaged in the trafficking of Schedule I or Schedule II controlled substances from deducting normal business expenses, such as payroll and rent, from gross profit (revenue less cost of goods sold). Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for federal purposes, the IRS has subsequently applied Section 280E to state legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. This results in permanent differences between ordinary and necessary business expenses deemed non-deductible under IRC Section 208E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss, primarily driven by non-deductible expense.
Liquidity and Capital Resources
Our primary sources of liquidity are operating cash flows and borrowings through the issuances of notes payable.
Financing History and Future Capital Requirements
To date, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our future ability to fund operations, to make planned capital expenditures, and to repay or refinance indebtedness depends on our future operating performance, cash flows, and ability to obtain equity or debt financing, which are subject to prevailing economic conditions, as well as financial, business, and other factors, some of which are beyond our control.
As of December 31, 2020, and 2019, the Company had total current liabilities of $358,900 and $1,656,592, respectively, and cash of $376,226 and $235,543, respectively, to meet its current obligations. As of December 31, 2020, the Company had working capital of $494,848, an increase of $1,684,548 as compared to December 31, 2019, driven primarily by investments in inventory and notes receivable during 2020.

Cash Flows

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,740,397	$577,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	48,726	30,264
Change in assets and liabilities:
Inventories	(222,127)	(185,098)
Prepaid expenses and other assets	(24,046)	(5,702)
Accounts payable and accrued expenses	283,095	214,095
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,826,045	214,095
CASHFLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(534,841)	(338,999)
NET CASH USED IN INVESTING ACTIVITIES	(534,841)	(338,999)
CASHFLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable - members	1,100,000	656,006
Repayments of notes payable - members	(2,680,787)	(180,000)
Member contributions	600,000	—
Member Distributions	(1,169,734)	(220,164)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,150,521)	255,842
NET INCREASE IN CASH	140,683	130,938
CASH, BEGINNING OF YEAR	235,543	104,605
CASH, END OF YEAR	$376,226	$235,543
Operating Activities
Net cash used in operating activities increased by $2,611,950 during 2020, as compared to 2019, primarily driven by the expansion in our operations.
Investing Activities
Net cash used in investing activities increased by $195,842 during 2020, as compared to 2019.
Financing Activities
Net cash used in financing activities increased by $2,406,363 during 2020, as compared to 2019, primarily due to repayment of notes and member distributions.
Off-Balance Sheet Arrangements
As of the date of this MD&A, we do not have any off-balance-sheet arrangements, as defined by applicable regulations of the Securities and Exchange Commission, that have, or are reasonably likely to have, a current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Related Party Transactions
We did not identify significant related party transactions during the years ended December 31, 2020 and 2019.
Subsequent Transactions
We did not identify significant subsequent events.
Critical Accounting Policies and Estimates
The preparation of combined financial statements in accordance with GAAP requires our management to make certain estimates that affect the reported amounts. The Company’s significant accounting policies are described in Note 2, “Summary of Significant Accounting Policies,” in the Annual Financial Statements. The Company bases estimates on historical experience, known or expected trends, independent valuations, and various other assumptions that the Company believes to be reasonable under the circumstances. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. The Company believes the following critical accounting policies govern the more significant judgments and estimates used in the preparation of the Annual Financial Statements. Significant estimates inherent in the preparation of the Company’s combined financial statements include the assumptions related to the estimated useful lives for property and equipment.
Recent Accounting Pronouncements
The following GAAP standards have been recently issued by the Financial Accounting Standards Board (“FASB”). We are assessing the impact of these new standards on future combined financial statements. Pronouncements that are not applicable to the Company or where it has been determined do not have a significant impact on us have been excluded herein.
The FASB issued ASU 2014-09, Revenue from Contracts with Customers, (Topic 606) (ASU 2014-09), in May 2014. ASU 2014-09 sets forth a new five-step revenue recognition model that will require the use of more estimates and judgment. ASU 2014-09 will replace current revenue recognition requirements in Topic 605, Revenue Recognition, in its entirety. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in prior accounting guidance. ASU 2014-09 is effective for annual financial statements of private companies issued for fiscal years beginning after December 15, 2019, and should be applied retrospectively in the year the ASU is first applied using one of two allowable application methods. The Company has adopted this ASU as of January 1, 2019. The impact of the new standard on the combined financial statements was not significant.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”), which will replace ASC 840, “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. For private companies, the standard will be effective for annual periods beginning on or after December 15 2021, with earlier application permitted. The standard requires a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the effect of adopting this ASU on the Company’s combined financial statements.
In June 2016, the FASB issued ASC 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires entities to measure all expected credit losses for most financial assets held at the reporting date based on an expected loss model which includes historical experience, current conditions, and reasonable and supportable forecasts. Companies will now use forward-looking information to better form their credit loss estimates. ASU 2016-13 also requires enhanced disclosures to help financial statement users better understand significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of a company’s portfolio. For private companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2022. The Company does not believe that the impact of the new standard on its combined financial statements will be material.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. For private companies, ASU 2019-12 is effective for annual periods beginning and after December 15, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s combined financial statements.
In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party guidance for variable interest entities which amended the Consolidation topic (Topic 810) of the Accounting Standards Codification. Under the amended guidance, a nonpublic entity has the option to exempt itself from applying the variable interest entity (VIE) consolidation model to qualifying common control arrangements. The amendments are effective for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company adopted the amended guidance and elected to exempt itself from applying the VIE consolidation model to qualifying common control arrangements in 2019.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed in varying degrees to a variety of financial instrument related risks. The Company mitigates these risks by assessing, monitoring and approving our risk management processes.
Credit Risk
Credit risk is the risk of a potential loss to us if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 is the carrying amount of cash and cash equivalents. We do not have significant credit risk with respect to our customers. All cash and cash equivalents are placed with major U.S. financial institutions.
We provide credit to our customers in the normal course of business. We have established credit evaluation and monitoring processes to mitigate credit risk but have limited risk as the majority of our sales are transacted with cash.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the effective management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity at all times to settle obligations and liabilities when due.
Market Risk
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, raw materials, and other commodity prices. Strategic and operational risks may arise if we fail to carry out business operations and/or raise sufficient equity and/or debt financing. Strategic opportunities or threats may arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. We seek to mitigate such risks by consideration of potential development opportunities and challenges.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Our financial debts have fixed rates of interest and therefore expose us to a limited interest rate fair value risk.
Commodities Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by us aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these materials would not have a significant effect on our combined annual results of operations or cash flows, as these costs are generally passed through to our customers. However, such an increase could have an impact on our customers’ demand for our products, and we are not able to quantify the impact of such potential change in demand on our annual results of operations or cash flows.
COVID-19 Risk
We are monitoring COVID-19 closely, and although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Our operations are ongoing as the cultivation, processing and sale of cannabis products is currently considered an essential business by the states in which we operate with respect to all customers (except for Massachusetts, where cannabis has been deemed essential only for medical patients). In all locations where regulations have been enabled by governmental authorities, we have expanded consumer delivery options and curbside pickup to help protect the health and safety of our employees and customers. The pandemic has not materially impacted our business operations or liquidity position to date. We continue to generate operating cash flows to meet our short-term liquidity needs. The uncertain nature of the spread of COVID-19 may impact our business operations for reasons including the potential quarantine of our employees or those of our supply chain partners or a change in our designation as “essential” in states where we do business that currently or in the future impose restrictions on business operations.